UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Richardson Electronics, Ltd.

(Name of Issuer)

Common Stock, $0.05 par value

(Title of Class of Securities)

763165107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 763165107	Schedule 13G

1	NAMES OF REPORTING PERSONS Chain of Lakes Investment Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Percentage calculation based on 12,022,371 shares of Common Stock, $0.05 par value per share, outstanding as of January 3, 2023, as reported in the Form 10-Q filed on January 5, 2023 by Richardson Electronics, Ltd. for the quarterly period ended November 26, 2022.

CUSIP NO. 763165107	Schedule 13G

1	NAMES OF REPORTING PERSONS Christopher B. Woodruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Mr. Woodruff disclaims beneficial ownership of the Common Stock owned by COLIF.

(2)

Percentage calculation based on 12,022,371 shares of Common Stock, $0.05 par value per share, outstanding as of January 3, 2023, as reported in the Form 10-Q filed on January 5, 2023 by Richardson Electronics, Ltd. for the quarterly period ended November 26, 2022.

Item 1(a)	Name of Issuer:

Richardson Electronics, Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

40W267 Keslinger Road, P.O. Box 393

LaFox, Illinois 60147

Item 2(a)	Name of Person Filing:

Chain of Lakes Investment Fund, LLC

Christopher B. Woodruff

Item 2(b)	Address or Principal Business Office or, if none, Residence:

Chain of Lakes Investment Fund, LLC

8101 34th Avenue South, Suite 400

Bloomington, Minnesota 55425

Christopher B. Woodruff

c/o Chain of Lakes Investment Fund, LLC

8101 34th Avenue South, Suite 400

Bloomington, Minnesota 55425

Item 2(c)	Citizenship:

Chain of Lakes Investment Fund, LLC – Delaware

Christopher B. Woodruff – United States of America

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

763165107

Item 3            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

Item 4	Ownership:

(a)	Amount beneficially owned:

Chain of Lakes Investment Fund, LLC – 0
Christopher B. Woodruff – 0

(b)	Percent of class:

Chain of Lakes Investment Fund, LLC – 0%
Christopher B. Woodruff – 0%

The above percentage calculation is based on 12,022,371 shares of Common Stock, $0.05 par value per share, outstanding as of January 3, 2023, as reported in the Form 10-Q filed by Richardson Electronics, Ltd. on January 5, 2023 for the quarterly period ended November 26, 2022.

(c)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

Chain of Lakes Investment Fund, LLC – 0
Christopher B. Woodruff – 0

(ii)	shared power to vote or to direct the vote:

Chain of Lakes Investment Fund, LLC – 0
Christopher B. Woodruff – 0

(iii)	sole power to dispose or to direct the disposition of:

Chain of Lakes Investment Fund, LLC – 0
Christopher B. Woodruff – 0

(iv)	shared power to dispose or to direct the disposition of:

Chain of Lakes Investment Fund, LLC – 0
Christopher B. Woodruff – 0*

*	Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Mr. Woodruff disclaims beneficial ownership of the Common Stock owned by COLIF.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 20, 2023

CHAIN OF LAKES INVESTMENT FUND, LLC

By:	/s/ Christopher B. Woodruff
Name:	Christopher B. Woodruff
Title:	President

/s/ Christopher B. Woodruff
Christopher B. Woodruff